February 11, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Post Effective Amendment No. 144

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission provided by Ms. Ashley Vroman-Lee of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 144 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Harbor International Fund – Fund Summaries – Fee Table)

Please complete the “Annual Fund Operating Expenses” table.

Response:	The “Annual Fund Operating Expense” table will be completed in the 485(b) filing.

COMMENT 2	(Prospectus – Harbor Overseas Fund – Fund Summaries – Fee Table)

Please indicate whether the Funds’ investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s expense limitation agreement.

Response:

The Fund’s investment adviser does not have the ability to recoup in any subsequent fiscal year the amounts incurred pursuant to the Fund’s expense limitation agreement in the Fund’s current fiscal year.

COMMENT 3	(Prospectus – Harbor Overseas Fund – Fund Summaries – Principal Risks)

Please include risk disclosure for Real Estate Investment Trusts in the “Principal Risks” section.

Response:	The following disclosure has been added to Harbor Overseas Fund’s Principal Risk section:

REIT Risk: Investing in real estate investment trusts (REITs) will subject the Fund to additional risks. The REITs in which the Fund invests may decline in value as a result of factors affecting the real estate sector, such as changes in real estate values, changes in property taxes and government regulation affecting zoning, land use and rents, changes in interest rates, changes in the cash flow of underlying real estate assets, levels of

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 11, 2019

occupancy, and market conditions, as well as the management skill and creditworthiness of the issuer. Investments in REITs are also subject to additional risks, including the risk that REITs are unable to generate cash flow to make distributions to unitholders and fail to qualify for favorable tax treatment under the Internal Revenue Code of 1986, as amended.

COMMENT 4	(Prospectus – Harbor Overseas Fund – Fund Summaries – Portfolio Managers)

Please include disclosure that portfolio managers are jointly and primarily responsible for investment decision making for the Fund per Item 5 of Form N-1A.

Response:

The requested change has been made. The disclosure has been revised to indicate that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day investment decision making for the Fund.

COMMENT 5	(Prospectus – Harbor International Small Cap Fund – Fund Summaries – Principal Investment Strategy)

Please provide the market capitalization range of the Fund’s benchmark index.

Response:	As of December 31, 2018, the market capitalization range of the MSCI EAFE Small Cap (ND) Index, the Fund’s benchmark index, was $55 million to $7.9 billion.

COMMENT 6	(Prospectus – Harbor Global Leaders Fund – Fund Summaries – Principal Risks)

Please include risk disclosure for the Fund’s investment in companies with market capitalizations of less than $2 billion to the “Principal Risks” section.

Response:

Comment No. 6 is respectfully not accepted. The Fund does not intend to invest to any significant extent in securities of small capitalization issuers. Accordingly, the Trust does not believe that including “small cap risk” within the Fund’s “Principal Risks” section is appropriate as investing in small capitalization issuers is not a principal investment strategy for the Fund.

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Securities and Exchange Commission

February 11, 2019

Please note that (i) the Trust does not involve a master-feeder arrangement and (ii) the Trust’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Trust may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary
Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds